SCHEDULE 13G


1.
     (a)       Name of Issuer:

               HAROLD'S STORES, INC.

     (b)       Address of Issuer's Principal Executive Offices:

               765 ASP
               NORMAN, OK  73069


2.

     (a)       Name of Person Filing:

               MICHAEL T. CASEY

     (b)       Address of Principal Business Office, or, if none,
          Residence:

               765 ASP
               NORMAN, OK  73069

     (c)       Citizenship:

               UNITED STATES

     (d)       Title of Class of Securities:

               COMMON STOCK, PAR VALUE $.01

     (e)       CUSIP Number:

               413353  10  3


     3.             NOT APPLICABLE.


     4.             OWNERSHIP.

     (a)       Amount Beneficially Owned:

               322,973 (1)

          (1) Mr. Casey disclaims beneficial ownership in 606,269 shares of Common Stock held by Mr. Casey's wife, Rebecca Powell Casey, and 86,733 shares of Common Stock held by Ms. Casey as custodian for their minor children.

     (b)       Percent of Class:
                    6.84%

     (c)       Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

                    322,973

               (ii) shared power to vote or to direct the vote:

                    0

               (i)  sole power to dispose or to direct the
                    disposition of:

                    322,973

               (iii) shared power to dispose or to direct the
                     disposition of:

                     0



     5.   Ownership of Five Percent or Less of a Class.

          Not applicable



     6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not applicable



     7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

          Not applicable


     8. Identification and Classification of Members of the Group.

          Not applicable.


     9.   Notice of Dissolution of Group.

          Not applicable


     10.  Certification.

          Not applicable



                           Signature

      After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 15, 1996



                                                        Signature




                                                 Michael T. Casey
                                                       Name/Title